02026390

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
MAR 2 2 2002

P.E.
3-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, ~~19~~2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

PROCESSED
APR 0 8 2002
P THOMSON FINANCIAL

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation

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to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date March 20, 2002   By [signature]
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

THE WHARF (HOLDINGS) LIMITED
2001 RESULTS ANNOUNCEMENT

- Group profit of HK$2,519 million for the year ended December 31, 2001.
- Earnings per share were HK$1.03.
- A final dividend of 50 cents per share.
- Core properties Harbour City and Times Square with high occupancies contributed HK$3 billion aggregate rental income, an improvement of 6% over a year ago notwithstanding a soft property market.
- i-CABLE's net profit increased by 735% to HK$167 million.
- Wharf New T&T achieved its first net profitability with a 34% increase in net revenue.
- Modern Terminals profitability maintained at the 2000 level, handling an increased throughput 4.7% over a year ago with productivity gain of almost 12%.

GROUP RESULTS

The audited Group profit attributable to Shareholders for the year ended December 31, 2001 amounted to HK$2,519 million, compared with HK$2,494 million in 2000. Earnings per share were HK$1.03.

DIVIDENDS

An interim dividend in respect of the year ended December 31, 2001 of 28 cents per share was paid on November 2, 2001, absorbing a total amount of HK$685 million (2000 — HK$685 million). The Directors will recommend at the Annual General Meeting to be held on Friday, June 7, 2002 the payment on July 8, 2002 to Shareholders on record as at June 7, 2002 of a final dividend in respect of the year ended December 31, 2001 of 50 cents per share, absorbing a total amount of HK$1,223 million (2000 — HK$1,223 million).

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED DECEMBER 31, 2001

	Note	**2001 HK$ Million**	Restated 2000 HK$ Million
Turnover	(1)	**11,725**	12,023
Other net (loss) / income	(2)	**(290)**	776
		11,435	12,799
Direct costs and operating expenses		**(4,314)**	(5,269)
Selling and marketing expenses		**(490)**	(451)
Administrative and corporate expenses		**(493)**	(504)
Operating profit before depreciation, amortisation, interest and tax		**6,138**	6,575
Depreciation and amortisation		**(1,086)**	(1,032)
Operating profit	(1)	**5,052**	5,543
Borrowing costs	(3)	**(1,106)**	(1,593)
Net operating profit		**3,946**	3,950
Net other charges	(4)	**(99)**	(136)
Share of profits less losses of associates	(5)	**(281)**	(154)
Profit before taxation		**3,566**	3,660
Taxation	(6)	**(403)**	(435)
Profit after taxation		**3,163**	3,225
Minority interests		**(644)**	(731)
Profit attributable to shareholders		**2,519**	2,494
Dividends attributable to the year			
Interim dividend declared during the year		**685**	685
Final dividend proposed after the balance sheet date		**1,223**	1,223
		1,908	1,908
Earnings per share			
Basic	(7)	**HK$1.03**	HK$1.02
Diluted	(7)	**HK$1.03**	HK$1.02
Dividend per share			
Interim - paid		**HK$0.28**	HK$0.28
Final - proposed		**HK$0.50**	HK$0.50
		HK$0.78	HK$0.78

NOTES TO THE ACCOUNTS

(1) Turnover and Operating Profit

(a) Segment information

Business segment	Segment Revenue 2001 HK$ Million	Segment Revenue 2000 HK$ Million	Segment Results 2001 HK$ Million	Segment Results 2000 HK$ Million (Restated)
Property investment	**3,889**	3,594	**2,736**	2,563
Property development	**827**	1,647	**(88)**	198
Communication, media and entertainment ("CME")	**3,157**	2,613	**312**	58
Pay television	**1,595**	1,541	**349**	210
Telecommunication	**1,089**	814	**8**	(68)
Internet, multimedia and others	**473**	258	**(45)**	(84)
Logistics	**3,348**	3,459	**1,846**	1,855
Terminals	**3,043**	3,077	**1,751**	1,756
Other logistics business	**305**	382	**95**	99
Hotels	**675**	733	**172**	179
Investment and others	**308**	420	**308**	874
	12,204	12,466	**5,286**	5,727
Inter-segment revenue (Note)	**(479)**	(443)	**-**	-
	11,725	12,023	**5,286**	5,727
Unallocated income and expenses			**(234)**	(184)
Operating profit			**5,052**	5,543
Borrowing costs			**(1,106)**	(1,593)
Net other charges				
Property development			**339**	(99)
Investment and others			**(438)**	(37)
Associates				
Property development			**(298)**	(175)
Investment and others			**17**	21
Profit before taxation			**3,566**	3,660

Note:
Inter-segment revenue eliminated on consolidation includes :

	2001 HK$ Million	2000 HK$ Million
Property investment	**298**	274
CME	**95**	78
Pay television	**35**	32
Telecommunication	**35**	23
Internet, multimedia and others	**25**	23
Logistics	**17**	17
Hotels	**35**	39
Investment and others	**34**	35
	479	443

Geographical segment

During the year, more than 90% of the operations of the Group in terms of both turnover and operating profit was in Hong Kong.

(b) Operating profit is arrived at after charging:

	2001 HK$ Million	2000 HK$ Million
Depreciation		
- assets held for use under operating leases	**45**	21
- other assets	**901**	891
Amortisation of deferred and prepaid expenses	**118**	120
Amortisation / write off of goodwill	**22**	37
Staff costs including retirement scheme costs HK$103 million (2000 : HK$87 million)	**1,987**	1,977
Auditors' remuneration	**9**	10
Cost of properties sold during the year	**869**	1,512
and crediting :		
Rental income less direct outgoings, including contingent rentals HK$72 million (2000 : HK$74 million)	**2,977**	2,697
Interest income	**246**	276
Dividend income from listed securities	**41**	129
Dividend income from unlisted securities	**35**	35

(2) Other Net (Loss) / Income

Other net (loss) / income represents a net loss (2000 : net profit) on disposal of investments and interests in associates and includes net revaluation deficits of HK$107 million (2000 : surpluses of HK$791 million) which were previously recognised in the investments revaluation reserves.

(3) Borrowing Costs

	2001 HK$ Million	2000 HK$ Million
Interest on:-		
Bank loans and overdrafts	**622**	991
Other loans repayable within five years	**475**	708
Other loans repayable after more than five years	**168**	201
Other borrowing costs	**30**	39
	1,295	1,939
Less: Amount capitalised	**(189)**	(346)
Net borrowing costs for the year	**1,106**	1,593

(4) Net Other Charges

	2001 HK$ Million	2000 HK$ Million
Net provisions for impairment in value of non-trading securities	**(438)**	(37)
Net write-back / (charge) of provisions for properties for development and for sale	**339**	(99)
	(99)	(136)

Net provisions for impairment in value of non-trading securities include a deficit of HK$358 million transferred from the investments revaluation reserves of which HK$343 million was brought forward from previous years in accordance with the Group's accounting policy on accounting for investments in securities.

(5) Share of Profits Less Losses of Associates

Share of profits less losses of associates for both years 2000 and 2001 mainly included the attributable losses in respect of provisions for the impairment in value of Bellagio development.

(6) Taxation

The provision for Hong Kong profits tax is based on the profit for the year as adjusted for tax purposes at the rate of 16% (2000 : 16%). Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

Taxation in the consolidated profit and loss account represents :

	2001 HK$ Million	2000 HK$ Million
Hong Kong profits tax for the year	**409**	382
Underprovision for Hong Kong profits tax relating to prior years	**-**	60
Overseas taxation for the year	**2**	22
Deferred taxation	**(11)**	(29)
	400	435
Share of associates' Hong Kong profits tax for the year	**3**	-
	403	435

(7) Earnings Per Share

The calculation of earnings per share is based on the earnings for the year of HK$2,519 million (2000: HK$2,494 million as restated) and the weighted average of 2,446.4 million (2000: 2,446.3 million) ordinary shares in issue during the year. The calculation of diluted earnings per share is based on earnings for the year of HK$2,519 million (2000: HK$2,494 million as restated) and the weighted average of 2,446.4 million (2000: 2,446.3 million) ordinary shares after adjusting for the effects of all dilutive potential ordinary shares.

The existence of unexercised options during the year ended December 31, 2001 has no dilutive effect on the calculation of diluted earnings per share for the year ended December 31, 2001.

(8) Change in Accounting Policies

The accounting policies and methods of computation used in preparation of the Group's accounts are consistent with those used in the accounts for the year ended December 31, 2000, except the changes noted below which have been made in accordance with new and revised Hong Kong Statements of Standard Accounting Practice:

(a) Goodwill / negative goodwill

In prior years, goodwill / negative goodwill arising on consolidation, representing the excess / shortfall of the cost of investments in subsidiaries and associates over the appropriate share of the fair value of the identifiable assets and liabilities acquired, was taken to reserves in the year in which it arose. On disposal of a subsidiary or an associate, the attributable amount of goodwill / negative goodwill was included in calculating the profit or loss on disposal.

The Group has adopted Statement of Standard Accounting Practice 30 "Business combinations" ("SSAP 30") issued by Hong Kong Society of Accountants with effect from January 1, 2001. In doing so the Group has relied upon the transitional provisions set out in SSAP 30 such that goodwill / negative goodwill arising on acquisition of a subsidiary or an associate by the Group prior to January 1, 2001, representing the excess / shortfall of the cost of investment over the appropriate share of the fair value of the identifiable assets and liabilities acquired, has been written off against / taken to capital reserves in the period in which it arose and has not been restated.

For acquisitions after January 1, 2001, goodwill is recognised as an asset and is amortised to the consolidated profit and loss account on a straight-line basis over its estimated useful life. Negative goodwill which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable / amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

On disposal of a subsidiary or an associate, any attributable amount of purchased goodwill not previously amortised through the consolidated profit and loss account or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit and loss on disposal.

Upon adoption of SSAP 30, goodwill arising during the year ended December 31, 2001 of HK$441 million was capitalised as an asset in the balance sheet as at December 31, 2001 and amortisation of HK$22 million was charged to the consolidated profit and loss account for the year ended December 31, 2001.

Goodwill arising in prior years and not restated for the reasons noted above has been assessed for indications of impairment as required by Statement of Standard Accounting Practice 31 "Impairment of assets" ("SSAP 31") issued by the Hong Kong Society of Accountants. As a result of this review and upon adoption of SSAP 31 and SSAP 30, which have been applied retrospectively, goodwill arising in prior years has been considered to have been impaired in prior years, and, consequently, revenue reserves as at January 1, 2000 were restated and reduced by HK$237 million whilst other capital reserves at January 1, 2000 were increased by a corresponding amount, representing impairment of goodwill arising in prior years.

(b) Planned maintenance provision

In prior years, the Group operated a planned maintenance scheme for its hotels which projected future maintenance requirements over a period of four years. Within this scheme actual costs and / or projected costs of the ensuing four-year period, as estimated by the Group, were equalised by annual provisions in the profit and loss account. With effect from January 1, 2001, maintenance costs are expensed in the profit and loss account in the year in which they are incurred in accordance with Statement of Standard Accounting Practice 28 "Provisions, contingent liabilities and contingent assets" ("SSAP 28") issued by the Hong Kong Society of Accountants. The effects of this new accounting policy have been adopted retrospectively. In adjusting prior years' figures, revenue reserves as at January 1, 2000 were restated and increased by HK$106 million representing the reversal of the previous provision for planned maintenance.

As a result of the adoption of SSAP 28 and restating the prior years' results and reserves, the Group's profit for the year attributable to shareholders has increased by HK$19 million (2000: HK$14 million) as a net result of not making provisions for planned maintenance and writing off the actual maintenance costs incurred during the year.

(c) Proposed dividends

In prior years, dividends proposed after balance sheet date were accrued as liabilities at the balance sheet date. With effect from January 1, 2001, dividends proposed after balance sheet date are shown as a separate component of shareholders' funds in accordance with the revised Statement of Standard Accounting Practice 9 "Events after the balance sheet date" ("SSAP 9") issued by the Hong Kong Society of

Accountants. The new accounting policy has been adopted retrospectively. In adjusting prior years' figures, shareholders' funds as at January 1, 2001 were restated and increased by HK$1,223 million (January 1, 2000 : HK$1,223 million) representing the proposed final dividend for the year ended December 31, 2000.

As a result of the adoption of SSAP 9 and restating the prior years' reserves, the Group's shareholders' funds at December 31, 2001 have increased by HK$1,223 million (2000 : HK$1,223 million).

(d) Segment reporting

A segment is distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Inter-segment pricing is based on similar terms as those available to other external parties.

The Group has disclosed segment revenue and results as defined under Statement of Standard Accounting Practice 26 "Segment reporting" ("SSAP 26") issued by the Hong Kong Society of Accountants. In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

COMMENTARY ON ANNUAL RESULTS

(I) Review of 2001 Results and Segmental Performance

The Group reported a profit attributable to shareholders of HK$2,519 million for the year, compared to a restated profit of HK$2,494 million in 2000, an increase of 1%. Earnings per share were HK$1.03, compared to HK$1.02 recorded last year.

Turnover for the year under review was HK$11,725 million, a decrease of 2% from HK$12,023 million last year. In spite of the difficult economic environment, the Group has continued to report consistent and robust growth in its CME (Communications, Media and Entertainment) business segment, which achieved total revenue of HK$3,157 million in 2001, an increase of HK$544 million or 21%, as a result of increase in revenue from Pay TV, Internet multimedia and telecommunication services.

Internet revenue grew by HK$227 million or tripled with the rapid growth in Broadband subscribers being the driving force while Pay TV revenue grew by only HK$54 million or 4%. The combined impact of continued growth in Pay TV and internet related subscribers of the i-CABLE group increased its group revenue by 17% to HK$1,931 million. Wharf New T&T increased its telecommunication revenue by 34% to HK$1,089 million as revenue from fixed-line telephony services increased by 75% to HK$703 million and accounted for 65% of its total revenue. Although operating in lacklustre market conditions, the Property Investment segment also managed to report revenue growth of 8% to HK$3,889 million as a result of the pick up of new tenants for newly marketed properties at Gateway Tower 6, Gateway Apartments, Beijing Capital Times Square and Shanghai Times Square during 2001 which was encouraging. The Logistics segment reported a slight revenue reduction of 3% to HK$3,348 million. The significant reduction in property sales has contributed to the decrease of the Group's total revenue growth for the year under review.

Operating profit before depreciation, amortisation, interest and tax ("EBITDA") for the year under review was HK$6,138 million, representing a decrease of HK$437 million, or 7% from HK$6,575 million in 2000. Depreciation and amortisation for the year was HK$1,086 million (including the amortisation of goodwill of HK$22 million), increased slightly by 5% over last year.

Operating profit before borrowing costs for the year was HK$5,052 million, a decrease of 9% from HK$5,543 million in 2000 as a result of the mixed performance among the Group's business segments. The CME segment's operating results recorded significant growth of HK$254 million to HK$312 million, compared with a marginal profit of HK$58 million in 2000. The i-CABLE group improved its operating profit by HK$187 million to HK$180 million due to rapid revenue growth coupled with disciplined cost control. Wharf New T&T recorded a turnaround profit of HK$8 million from loss of HK$68 million in 2000. Operating profit of Property Investment segment increased by 7% to HK$2,736 million. Contributions from the Logistics segment decreased marginally while the Property Development segment recorded an operating loss of HK$88 million, compared with a profit of HK$198 million which was mainly derived from the sale of Serenade Cove units in 2000. The operating profit from Investment segment decreased significantly from HK$874 million in 2000 to HK$308 million in 2001 mainly due to a net loss of HK$290 million on disposal of investment securities and interests in associates recorded in 2001 compared with a profit of HK$776 million in 2000.

Net borrowing costs charged for the year were HK$1,106 million, decreased substantially from HK$1,593 million incurred in 2000 as a result of interest rate cuts during the year. The charge was after capitalisation of HK$189 million for the current year under review compared to HK$346 million in 2000. Net operating profit for the year is HK$3,946 million, similar to last year's level.

Net other charges in 2001 amounted to HK$99 million, compared to HK$136 million in 2000. Net other charges in 2001 represented net provisions for impairment in value of non-trading securities of HK$438 million partly set off by the net write-back of provisions of HK$339 million for properties for development and for sale. The net provisions of HK$438 million include a deficit of HK$358 million transferred from the investments revaluation reserves of which HK$343 million was brought forward from previous years in accordance with the Group's accounting policy on accounting for investments in securities. In 2000, provisions for impairment of non-trading securities and provisions for properties under development and for sale amounted to HK$37 million and HK$99 million respectively.

The share of losses of associates was HK$281 million compared to HK$154 million in 2000. The attributable losses in both years were mainly the results of the impairment provisions made by an associate in respect of a property development, namely, Bellagio.

The Group's profit before taxation was HK$3,566 million, decreased slightly from last year's profit before taxation of HK$3,660 million.

The taxation charge for the year under review was HK$403 million compared to HK$435 million for 2000.

Minority interests were HK$644 million compared to HK$731 million for 2000.

(II) Liquidity and Financial Resources

As at December 31, 2001, the Group's shareholders' funds totalled HK$54,645 million, a decrease from HK$57,950 million at December 31, 2000 mainly due to the downward revaluation of the Group's investment and hotel property interests. On that basis, the consolidated net asset value of the Group at December 31, 2001 was HK$22.33 per share, compared to the restated net asset value of HK$23.69 per share at the end of 2000.

For the year under review, net cash generated from the Group's operating activities amounted to HK$4.5 billion. Other investing activities included expenditure of HK$3.9 billion mainly on purchases of fixed assets (comprising expenditure for broadcasting and communication equipment for the Group's communication business, development expenditure for the Container Terminal 9 and various property development projects), the purchase of an additional interest of 4.5% in Modern Terminals Limited and the placements of long term deposits. Included in receipts from investing activities is HK$3.1 billion arising mainly from repayments of net advances from associates, the disposal of the 26.7% interest in The Cross-Harbour (Holdings) Limited, net proceeds from disposals of investment securities and uplift of pledged deposits.

As at December 31, 2001, the ratio of net debt to total assets marginally increased to 23% from 22% at December 31, 2000. The Group's net debt slightly increased from HK$19.5 billion in 2000 to HK$19.8 billion in 2001. This was made up of HK$23.9 billion in debts less HK$4.1 billion in deposits, debt securities and cash. Included in the Group's net debts were loans of HK$992 million borrowed by non-wholly owned subsidiaries, Modern Terminals Limited and Harbour Centre Development Limited. These loans are non-recourse to the Company and other subsidiaries of the Group.

High liquidity was sustained in the banking market during 2001. Capitalising on this opportunity, the Group arranged an aggregate of HK$11.65 billion loan facilities to refinance a number of its loan facilities with a substantial reduction in interest costs and on more favourable terms such as longer maturities, more lenient covenants and the inclusion of revolving conditions. In addition, a HK$3.4 billion project loan facility relating to the development of Sorrento (Kowloon Station Package II), in which the Group has a 40% interest, has been completed at a lower interest margin to replace the previous facility of HK$2.2 billion. A project loan facility of HK$3.8 billion relating to the development of Bellagio (San Miguel Site), in which the Group has a one-third interest, was also completed in late 2001.

Excluding the project loans for Sorrento and Bellagio which are undertaken by the associates, the Group's available committed loan facilities and debt securities amounted to HK$34.2 billion and uncommitted facilities amounted to HK$2.5 billion. Total debt in the amount of HK$23.9 billion was outstanding at December 31, 2001. The maturity profile of the Group's total debt at December 31, 2001 is analysed as follows:

Debt Maturity	HK$ Billion	
Repayable within 1 year	6.9	29%
Repayable between 1 to 2 years	0.4	2%
Repayable between 2 to 3 years	10.3	43%
Repayable between 3 to 4 years	1.0	4%
Repayable between 4 to 5 years	2.6	11%
Repayable after 5 years	2.7	11%
- Secured	4.8	20%
- Unsecured	19.1	80%
Total	23.9	100%

As at December 31, 2001, the banking facilities of the Group were secured by mortgages over certain investment properties with carrying value of HK$19,171 million. At December 31, 2000, the banking facilities were secured by mortgages over investment properties of HK$20,413 million and other land and buildings of HK$910 million.

As the Group's debts are primarily denominated in Hong Kong and US dollars and the US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts, there is no significant exposure to foreign exchange rate fluctuations.

An analysis of the Group's total debts by currency at December 31, 2001 is shown as below:

	HK$ Billion
Hong Kong Dollar	16.0
United States Dollar	7.0
Other currencies	0.9
	23.9

The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at December 31, 2001, the Group also maintained a portfolio of long term investments, primarily in blue-chip securities, with a market value of HK$1.0 billion.

(III) Employees

The Group has approximately 9,300 employees. Employees are remunerated according to nature of the job and market trends, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the year amounted to HK$1,987 million.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the financial year.

BOOK CLOSURE

The Register of Members of the Company will be closed from May 31 to June 7, 2002, both days inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
Wilson W. S. Chan
Secretary

Hong Kong, March 18, 2002

WHEELOCK AND COMPANY LIMITED

THE WHARF (HOLDINGS) LIMITED

PETER WOO RESUMES CHAIRMANSHIP

Wheelock and Company Limited ("Wheelock") and The Wharf (Holdings) Limited ("Wharf") wish to announce the following appointments:-

(1) Mr. Peter K. C. Woo will resume as Chairman of both Wheelock and Wharf, effective April 1, 2002;

(2) Mr. Gonzaga W. J. Li, currently the Chairman of Wheelock and Wharf, will become Senior Deputy Chairman of the two companies, effective April 1, 2002; and

(3) Mr. David Lawrence has been appointed to Wharf's Board as an Executive Director, effective April 22, 2002.

Mr. Li welcomes the resumption of the chairmanship by Mr. Woo who served as Chairman of Wheelock from 1986 to 1996 and of Wharf from 1986 to 1994.

Hong Kong, March 18, 2002

PETER WOO RESUMES WHARF CHAIRMANSHIP

The Wharf (Holdings) Limited ("Wharf") announces the following appointments:

1) Mr. Peter K.C. Woo as Chairman of the Board effective April 1, 2002.

   Mr. Gonzaga W.J. Li, currently Chairman and Chief Executive of The Wharf (Holdings) Limited, as Senior Deputy Chairman to oversee Wharf China Ltd.

   Mr. Frankie Yick, an Assistant Director of the Company, as Chairman's Executive Assistant for External Affairs.

2) Effective April 22, 2002 Mr. David Lawrence as an Executive Director of the Board and Executive Director of Wharf Estates Ltd., a wholly owned property subsidiary of The Wharf (Holdings) Ltd. Reporting to the Chairman, Mr. Lawrence shall oversee group's property development activities. Mr. Lawrence was the former Head of Richard Ellis in Singapore (1985 – 1991) and since 1992 he has been the Managing Director and Chief Executive of Marco Polo Developments Limited ("MPDL"), a Singapore sister company of Wharf.

Mr. Gonzaga Li said, "After turning 72 last year, I requested the Board to consider relieving me from my Chairman's responsibilities. I am glad that the Board agreed."

"Aggregating to around 90% of our total assets, our Group's core brands of Harbour City (alone representing 50% of aggregate group assets), Times Square, i-CABLE, Wharf New T&T and Modern Terminals are profitable and well positioned to meet market challenges. With China's WTO entry, Wharf's China activities will clearly require more attention."

Mr. Li welcomes the resumption of the chairmanship by Mr. Woo who served as Chairman from 1986 to 1994.

Mr. Woo said, "Mr. G. Li has led the group well. By grooming up several teams of capable young executives, he was successful in building management depth for the Group."

"It is good to see that Mr. Stephen Ng has led Wharf's start-up Cable TV, broadband Internet and telephony business to profits."

Mr. Li said, "The addition of Mr. David Lawrence should further enhance our Group's property development interests. He has a consistent track record of successful and quality projects as the Chief Executive Officer of MPDL."

Commenting on the way forward, Mr. Woo said, "Ten years ago, in 1992, Wharf's published 'Hong Kong Plus' story advocated the strong natural economic partnership with the Pearl River Delta region. The reality of 'Hong Kong Plus' has come to form with increased momentum. The great thing is that Hong Kong is the right place, at the right time and in harmony with our neighbour."